SEVERN TRENT

RECEIVED

2007 NOV 30 A 5:21

22 November 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07028353

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Statement re Serious Fraud Office'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

11/30

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZM - Statement re Serious Fraud Office 22 November 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc announces today that the Serious Fraud Office (SFO) is to charge Severn Trent Water Ltd with three offences relating to leakage data supplied to Ofwat between 2000 and 2002.

The SFO has decided that it will bring three charges against Severn Trent Water Ltd under section 207 Water Industry Act 1991, namely, providing false information to Ofwat. The three charges will relate to the leakage data in the June Returns for 2000, 2001 and 2002.

The SFO has also informed Severn Trent that no individual will be charged with any offences.

Tony Wray, Chief Executive of Severn Trent Plc, said:

"The new Board has co-operated fully with the SFO during the investigation. We will now study carefully the details of the charges which relate to the responsibilities of a previous regime. Until that process is completed and we have taken legal advice, we cannot comment further on our response to the charges.

"What I can say is that this new Board and management team has taken, and will continue to take, all actions we think appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout our organisation.

"There has been a comprehensive review of Severn Trent Water since I became Managing Director in March 2005 and, now, as Chief Executive of Severn Trent, I and my new management team are determined to continue to drive improvements in all our activities for the benefit of all our customers and other stakeholders."

The SFO informed Severn Trent on 31 October 2005 that, as a result of a referral by Ofwat, it was undertaking a criminal investigation into alleged reporting irregularities concerning leakage data supplied to Ofwat by Severn Trent Water between 2000 and 2003.

Ofwat had been conducting its own investigation following allegations of false reporting made by an employee of Severn Trent Water in May 2004. On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004. In responding to the report Severn Trent apologised to customers and has credited customers' accounts and reduced future tariffs.

Severn Trent also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this sum will be considered with Severn Trent Water on completion of the SFO investigation into leakage.

Customer Relations Data

In April 2006 Severn Trent Plc announced that Severn Trent Water had uncovered misstated customer relations data in submissions to Ofwat. Consequently, in June

2006 Ofwat issued a notice under Section 22A(4) of the Water Industry Act in relation to performance standards and a notice under Section 203 of that Act in relation to regulatory reporting. Ofwat has indicated that it proposes to fine Severn Trent Water in relation to these matters.

Ofwat has communicated with Severn Trent regarding the fines that it intends to impose. At this stage the process is ongoing and therefore Severn Trent cannot give a reliable estimate of the amount that might become payable.

For further information contact:

Peter Gavan
Director of External Affairs
0121 722 4310

END